CONFIDENTIAL

August 4, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Christina Chalk

Senior Special Counsel

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan, Inc.

PREN14A filed July 23, 2014

Filed by Pershing Square Capital Management, L.P., et al.

File No. 1-10269

Dear Ms. Chalk:

On behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC, PS Find 1, LLC and William A. Ackman (collectively, “Pershing Square”) this letter sets forth Pershing Square’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 29, 2014, to Kirkland & Ellis LLP, outside counsel to Pershing Square, with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with respect to the solicitation of proxies to vote at a special meeting of shareholders of Allergan, Inc. (the “Allergan” or “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Pershing Square’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

In addition, Pershing Square has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Preliminary Proxy Statement filed on July 23, 2014

Staff’s Comment:

1.	We note the following statements on page 11 of the proxy statement:

•	“…the Company’s unsubstantiated attacks on the value of Valeant’s currency…;”

•	“…the disconnect between Mr. Pyott’s criticizing Valeant’s offer as inadequate…” and

•	“[Messrs. Ackman and Doyle’s] webcast in which they highlighted the governance failings of Allergan…”

Please revise your disclosure to express each of the statements above as an opinion or belief or to remove them from the proxy statement.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 11 of Amendment No. 1 to express each statement as an opinion or belief.

Proposal 1, page 11

2.	Staff’s Comment: We note your statement on page 12 with respect to ISS’ recommendation against Mr. Gallagher’s nomination as director at the 2014 annual meeting of shareholders. Please revise your disclosure to identify who “ISS” refers to. Please also include disclosure indicating that ISS has not yet issued a recommendation with respect to your proposal concerning the removal of a majority of Allergan’s current directors.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 12 of Amendment No. 1 to identify ISS and indicate that ISS has not yet issued a recommendation with respect to our proposal concerning the removal of a majority of Allergan’s current directors.

Proposal 2, page 12

3.	Staff’s Comment: We note your statement on page 13 expressing your belief that the Group Nominees are “more likely than the incumbent Board, due to their independence, to support the proposed acquisition by Valeant.” Please explain your use of the phrase “due to their independence.” Identify the standard or definition of independence to which you refer and why you believe such “independence” supports your opinion that the Group Nominees are more likely to support the proposed acquisition than Allergan’s current board.

Response: In response to the Staff’s comment, Pershing Square has revised the disclosure on page 13 of Amendment No. 1.

4.	Staff’s Comment: Refer to page 14 of the proxy statement. Briefly explain why you believe the current special meeting procedures “deter participation by all but the largest shareholders.” Your expanded disclosure should note how your proposed changes would eliminate this effect.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 14 of Amendment No. 1 to explain why Pershing Square believes the current special meeting procedures “deter participation by all but the largest shareholders.”

5.	Staff’s Comment: See our last comment above. On page 14, briefly expand to describe why you believe Allergan’s current bylaw and charter provisions relating to the ability to call a special meeting “are cumbersome and fraught with ambiguity.”

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 14 of Amendment No. 1.

Proposal 6, page 16

6.	Staff’s Comment: Here and on the form of proxy, clarify whether this Proposal is conditioned on the adoption of Proposal 1.

Response: In response to the Staff’s comment, Pershing Square has revised the disclosure on page 16 of Amendment No. 1 and on the form of proxy to clarify that the approval of Proposal 6 is conditioned on the approval of Proposal 1.

7.	Staff’s Comment: We note your belief that “any expansion of the Board would be nothing more than a tactic by the incumbent board to disenfranchise you and delay your right to have a Board that advances your best interests.” We are concerned that statements attributing improper motives are proscribed under Rule 14a-9. In addition, attributing motivations to Allergan’s board should be avoided as you are not in a position to know Allergan’s motivations. Please revise.

Response: In response to the Staff’s comment, Pershing Square has revised the disclosure on page 16 of Amendment No. 1 to eliminate any reference to the motives of the Allergan board.

Form of Proxy

8.	Staff’s Comment: Please identify the form of proxy as preliminary.

Response: In response to the Staff’s comment, Pershing Square has identified the form of proxy as preliminary in Amendment No. 1.

9.	Staff’s Comment: Refer to the third paragraph in the text of the form of proxy. The discretionary authority conferred by the grant of a proxy is circumscribed to the matters listed in Rule 14a-4(c)(3). Please revise the disclosure here, consistent with the limitations of Rule 14a-4(c)(3).

Response: In response to the Staff’s comment, Pershing Square has revised the disclosure on the form of proxy in Amendment No. 1 in a manner consistent with the limitations of Rule 14a-4(c)(3).

Pershing Square acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-6454 or my colleague Stephen Fraidin at (212) 446-4840.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Stephen Fraidin

Roy J. Katzovicz